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VIA EDGAR CORRESPONDENCE

May 2, 2024

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	ARK ETF Trust (“Registrant”), SEC File No. 333-191019

Dear Ms. Fettig:

We are writing in response to comments that you provided on February 20, 2024 with respect to the registration statement and financial statements filed for a series of the Registrant (each, a “Fund” and together, the “Funds”) on Forms N-CSR and N-CEN for the fiscal year ended July 31, 2023.1 The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement and Forms N-CSR and N-CEN on its behalf. For your convenience, we have set out below the staff (“Staff”) of the Securities and Exchange Commission’s (“SEC”) comments along with the Registrant’s responses.

1.           Comment: With respect to Item C.7 of Form N-CEN, please explain why the Registrant has not indicated whether it relies on an exemptive order or statutory exemption pursuant to Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Registrant notes that it does not rely on an exemptive order. The Form N-CEN will be revised in a future filing to note that it relies on the statutory exemption pursuant to Rule 6c-11 under the 1940 Act.

2.           Comment: In the “Management’s Discussion of Fund Performance” section of Form N-CSR for ARK Next Generation Internet ETF (ARKW), the Staff notes that the expense ratio is listed as 75 basis points, but it appears that the expense ratio is 88 basis points. Please correct the response ratio in future filings, if applicable.

Response: The Form N-CSR will be revised in a future filing.

3.           Comment: Please explain how the “Affiliated Issuer Transactions” table in the Schedule of Investments is tied to the Statements of Operations in accordance with Regulation S-X Rule 12-14, footnote 6.

Response: The Registrant confirms that the Funds’ “Affiliated Issuer Transactions” tables reconcile with the Funds’ Statements of Operations, as the Funds’ did not receive any dividends or interest from their investments in affiliates, as applicable.

[1]	You reviewed the annual reports of the following Funds: (1) ARK Genomic Revolution ETF, (2) ARK Autonomous Technology & Robotics ETF, (3) ARK Innovation ETF, (4) ARK Next Generation Internet ETF, (5) ARK Fintech Innovation ETF, (6) ARK Space Exploration & Innovation ETF, (7) The 3D Printing ETF, and (8) ARK Israel Innovative Technology ETF.

4.           Comment: For future filings made on Form N-CSR, with respect to any Fund that invests in a multi-class fund, please disclose in the “Schedule of Investments” section the class of shares held of other investment companies.

Response: The disclosure will be revised in future filings made on Form N-CSR, as applicable.

5.           Comment: Please reconcile the list of exclusions from the Funds’ unitary fee structure with the list of exclusions in the Investment Advisory Agreement.

Response: We respectfully acknowledge your comment. We note that, while the list of exclusions contained in the registration statement differs from the list of exclusions contained in the Supervision Agreement, the exclusions in the Supervision Agreement that are not included in the registration statement have not been charged to the Funds since their respective inception dates.

6.           Comment: With respect to the “Board Approval of Management Agreements” section of Form N-CSR, in future filings, please include more detail relating to the factors considered by the Board when approving the Investment Advisory Agreement.

Response: The disclosure will be revised in future filings made on Form N-CSR, as applicable.

7.           Comment: In future filings, please revise Item 4(c) of Form N-CSR to provide additional details on the nature of the services provided for tax fees.

Response: The disclosure will be revised in future filings made on Form N-CSR, as applicable.

8.           Comment: For future filings, please revise Item 4(c) of Form N-CSR to provide additional details on the nature of the services provided for tax fees.

Response: The disclosure will be revised in future filings made on Form N-CSR, as applicable.

9.           Comment: Please confirm that the Registrant’s response to Item 4(e)(2)(c) of Form N-CSR is correct.

Response: We hereby confirm that the response to Item 4(e)(2)(c) will be corrected in future filings on Form N-CSR. The Registrant notes that the preapproval requirement is generally not waived.

10.         Comment: Please supplementally explain why Item 5 of Form N-CSR is not applicable. The Staff notes that Item 5 is applicable to audit committees of listed registrants, which exchange-traded funds fall under.

Response: We will revise Item 5 in future filings on Form N-CSR to state that the Registrant’s Board has an Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)) consisting of three Independent Trustees. Messrs. Chichester and Zack and Ms. DeRemer currently serve as members of the Audit Committee. Mr. Chichester is the Chairman of the Audit Committee.

11.         Comment: The Staff notes that Item 4C of the Certifications pursuant to Rule 30a-2(a) under the 1940 Act and Section 302 of the Sarbanes-Oxley Act (the “Certifications”) reference the evaluation of the effectiveness of the disclosure controls and procedures as of a date within 120 days of the date of the annual report. The Staff notes that these evaluations are required to be dated within 90 days of the report. Please file an amended Form N-CSR which includes Certifications that are dated within 90 days of the amended filing.

Response: We hereby confirm that we will file an amended Form N-CSR to update the date of the Certifications.

12.         Comment: Please supplementally confirm that the Registrant will make all changes previously agreed to in prior response letters.

Response: We supplementally confirm that all changes previously agreed to in prior response letters will be made in the Registrant’s next Form N-CEN and Form N-CSR filings.

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We trust that the foregoing is responsive to each of your comments. Should you have any questions, please do not hesitate to call me at (212) 698-3526.

Sincerely,

/s/ Allison Fumai
Allison Fumai